Exhibit 99.1

ASM International N.V.

ASM International N.V. Provides Corporate Roadmap

at 2006 Annual General Meeting of Shareholders

Front-end Equipment Sector Profitability for Full Year 2007

Outlines Front-end/Back-end Synergies

BILTHOVEN, the Netherlands, May 18, 2006 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) is providing a corporate roadmap for its Front-end and Back-end equipment businesses at its 2006 Annual General Meeting of Shareholders held today in Amsterdam, the Netherlands.

Front-end Profitability: In his remarks to shareholders, Arthur del Prado, president and chief executive officer, states that management is targeting profitability for ASMI’s Front-end equipment segment for the full year 2007. In the current year, the Company intends to realize a positive EBITDA figure for Front-end operations as a result of a focus on margin and working capital improvements.

While ASMI Front-end sales, overhead cost controls and R&D have all been in line with, or better than, industry averages, gross margins have been below its peers in recent years. The Company’s three established product lines reported a 2005 gross margin of 29%, below the industry average. ASMI’s Front-end business reported a 2005 operating loss of €37 million before restructuring charges, driven by an operating loss (before allocation of overhead) of €45 million related to products in development; the Company expects that this amount of €45 million to be reduced to a single digit figure in 2007.

Mr. del Prado asserts that the Company is realizing positive results from the concrete actions to improve the Front-end financial position that have been taken over the past three years. The ongoing transfer of selected manufacturing functions to Singapore is having a measurable positive impact on gross margin today. Other steps in process include: 1) a natural reduction in R&D levels as new products reach maturation; 2) lower capital spending; and 3) a continuing focus on tighter controls and a reduction in working capital. Additionally, no new product lines will be created until the current issues with products in development are resolved.

Business Rationale: ASMI reaffirms its belief that the present corporate structure combining its Front-end and Back-end businesses offers the greatest potential for ASMI’s future. Mr. del Prado emphasizes that “the unique combination of these two segments will ultimately provide ASMI with an unparalleled strength, and the added momentum to our Company’s value.”

The Company believes the operational synergy between these two segments is just beginning to be realized today, and is tied in part to the IC industry’s gradual migration to Asia.

Of primary importance is the success of Front-end Manufacturing in Singapore (FEMS), in which ASM Pacific Technology (ASMPT) plays a vital part. ASMPT has been instrumental in facilitating a smooth transition to Singapore, providing key assistance in establishing the Singapore operations, and offering critical engineering support for FEMS’ Designs-for-Manufacturing program. The Company plans to utilize combined Front- and Back-end engineering teams to optimize low-cost, manufacturing techniques to create smarter manufacturing designs, and duplicate ASMPT’s highly successful vertically integrated business model in the Front-end. ASMI will also continue to benefit from the lower cost structure in Southeast Asia, which has been one of the major factors in the margin strength of ASMPT.

With FEMS, ASMI is also capitalizing on the timing of industry trends. “New wafer process technologies, production tools, and manufacturing techniques are now being developed in Asia in close collaboration with equipment manufacturers. As the first Front-end company in the industry to have manufacturing operations in Southeast Asia, ASMI will have a prominent place in this rapidly expanding Asian environment,” states Mr. del Prado.

The Company notes that one of the drivers requiring new integrated solutions is 3D die, which are currently being developed to address the challenges posed by denser ICs and multi-functional die.

Mr. del Prado comments that “the industry is clearly looking for improved packaging techniques whereby the boundaries between Front-end wafer processing and Back-end assembly and packaging technology are disappearing. With the increasing demand for denser connectivity, solutions can no longer be found by the further shrinking of the device dimensions. With our industry-leading technology portfolios in both Front-end and Back-end, we believe ASMI is in an ideal position – better than any of our competitors – to support the developments in these new areas.”

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at http://www.asm.com.

# # #

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Mary Jo Dieckhaus – Mobile: +1 917 957 1699 or +1 212 986 2900

Naud van der Ven - + 31 30 229 8540 available beginning May 19th.